Exhibit (a)(1)(F)

Subject: Exchange Program election confirmation

Dear JDSU Employee:

Your Exchange Program election has been recorded as follows:

<INSERT WEB-BASED CONFIRMATION DETAILS TABLE HERE>

If you have submitted your election electronically, we strongly encourage you to print this page and keep it for your records.

You can change or withdraw your election at any time before the expiration of the Exchange Program offering period by following the instructions on the Exchange Program website at https://JDSU.equitybenefits.com, before the Exchange Program ends at 11:59 p.m., Pacific Time on November 5, 2010. After the Exchange Program ends, you cannot change or withdraw your election and the last properly submitted election that we received from you prior to the deadline will be your sole valid election.

If you have questions regarding the Exchange Program process or access to the website, please contact the JDSU Option Exchange call center at 1-(408) 754-4650 or email JDSUQuestions@sos-team.com.

The complete terms and conditions of the Exchange Program are described in the “Offer to Exchange Certain Outstanding Stock Options for a Number of Restricted Stock Units, Replacement Options or Cash”, dated as of October 6, 2010 which you can access at https://JDSU.equitybenefits.com.

Key legal disclosure

You should carefully read the information located on the Exchange Program website. You are encouraged to consult with your own outside tax, financial and legal advisors before you make any decisions regarding participating in the Exchange Program. Participating in the Exchange Program involves risks that will be discussed in the materials you will be provided. No one from JDSU or any other entity associated with JDSU is, or will be, authorized to provide you with advice, recommendations or additional information in this regard.

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